Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

21 August 2013

PRIMA BIOMED TO PRESENT AT THE 15th ANNUAL RODMAN & RENSHAW GLOBAL INVESTMENT CONFERENCE

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) has announced today that Matthew Lehman, its Chief Executive Officer, will present at the 15th Annual Rodman & Renshaw Global Investment Conference on Monday, 9 September 2013 in New York City at the Millennium Broadway Hotel. Mr. Lehman will provide an overview of the Company and its corporate activities during the live presentation and will be available to participate in one-on-one meetings with investors who are registered to attend the conference.

The Company’s presentation is scheduled to begin at 11:15a.m. Eastern US Time and will be available via a live webcast. To access the webcast, please go to http://wsw.com/webcast/rrshq23/pbmd/. A replay of the webcast will be available for 90 days following the presentation and may be accessed by visiting Prima BioMed’s website.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon starting in trials for pancreatic, colorectal, and triple-negative breast cancers.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de